

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 23, 2015

James Horan
Chief Executive Officer
Momentous Holdings Corp.
Suite 3, Floor 3, 148 Cambridge Heath Road
London, E1 5QJ, United Kingdom

>   **Re: Momentous Holdings Corp.**
>   **Registration Statement on Form S-1**
>   **File No. 333-207163**
>   **Filed September 28, 2015**

Dear Mr. Horan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page F-9 that you do not have a bank account and "all expenses and all revenues were deposited into [a director's] personal bank account." Please revise your prospectus to provide more details of the banking arrangements with your director and identify of the director whose personal bank account was used by Momentous, and advise us whether a risk factor is necessary. Please clarify if this commingling of assets still occurs or when it ceased.

2.   On page 21, you disclose subscription checks for this offering are made payable to "Momentous Holding Corp." In the appropriate places, please revise to clarify whether

the proceeds will be held in a corporate bank account, the location of the bank account, and who has authorization to access funds from this bank account.

3.   On page 31, you indicate that you will run out of cash by August 2015 without additional capital and assuming revenues based on past performance. We note that August 2015 has already passed and it is unclear whether you are continuing to operate or whether you have ceased operations. Please clarify. Further, in light of your proposed development stage business, liquidity position, and going concern issues, please revise to clarify whether your business plans include selling your corporate shell to a private entity through a business combination or reverse merger transaction should you fail to raise sufficient funds in this offering.

Prospectus Summary, page 4

4.   Please clarify here and where appropriate where you intend to conduct your business operations, including administrative functions, sales and marketing, and game development.

Risk Factors

General

5.   Please advise us whether you will be filing a Form 8-A registration statement under Section 12(g) of the Exchange Act prior to the effectiveness of your initial public offering registration statement on Form S-1. If not, please add a risk factor that clarifies that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act if you have less than 300 shareholders. Given that you only have one shareholder of record, it appears likely that your reporting obligation may be automatically suspended under Section 15(d) of the Exchange Act unless you register voluntarily under Section 12(g) of the Exchange Act.

Our officers have no experience in managing a public company, …, page 10

6.   You disclose that your officers have "substantial business experience" in this risk factor. However, it does not appear from the disclosure in the document that either of your officers has substantial corporate management, executive or financial experience. Please revise this risk factor accordingly to address these risks, if appropriate.

Description of Business

Company Overview, page 23

7.   Please revise to clarify what actions you have taken since acquiring the assets of Health & Fitness Apps and its mobile applications on May 29, 2015. According to Apple's iTunes website, neither Muscle Manager nor Muscle Manager Pro has been updated since March 2014. On page 24, you disclose that 36,700 customers have downloaded the free Muscle Manager application and 1,150 copies of the Muscle Manager Pro application have been sold as of August 2015. In light of the lack of recent updates, it is unclear the extent to which any of these downloads and sales occurred after May 29, 2015 when the applications were acquired by Momentous.   To provide context to investors, please revise to disclose your number of downloads and sales after the acquisition of these applications.

8.   Similarly, please revise your Description of Business section to clarify what development, marketing, and operating activities related to Muscle Manager or Muscle Manager Pro have been performed by Momentous since May 29, 2015.

Our Products, page 24

9.   Please revise to explain the differences between Muscle Manager and Muscle Manager Pro and your strategies, if any, to convert free users to be paid users. Also, please clarify whether there are additional revenue streams related to these applications beyond sales of Muscle Manager Pro.

Manufacturing, page 25

10.   On pages 24 and 25, you describe the development of your apps to third party providers. Please revise to provide more information about these developers, including what current relationship, if any, you have with any of them and describe the material terms of your arrangements with them. For example, it is unclear whether these developers are located in the United Kingdom, the United States, or other locations. Please also describe the last project they performed for Momentous.

11.   Please revise to clarify whether the developer, Mr. Horan, or Momentous owns the intellectual property related to your mobile applications.

Government Regulations, page 26

12.   If offering proceeds will be located in United Kingdom or a non-U.S. country, please revise to clarify whether there are any restrictions to repatriate any assets or funds to U.S.

investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Description of Property, page 26

13.   Your disclosure on page 26 indicates that you "maintain [y]our corporate office at Suite 3, 3rd Floor, 148 Cambridge Heath Road, London, E1 5QJ, United Kingdom." Please describe the nature of your office at this location. If this address is merely a private mailbox facility or mail forwarding service, please revise to clarify and describe where your operations and/or corporate business are performed.

Rule 144 Shares, page 27

14.   Please revise this discussion to reflect that you are a shell company and that as such, holders of your restricted securities will not be able to sell their securities in reliance on Rule 144 until such time, if ever, as you meet the requirements of Rule 144(i)(2). Alternatively, tell us why you do not believe you are a shell company as defined in Rule 405 of Regulation C, and in particular how you concluded that your operations are greater than nominal.

Management's Discussion and Analysis or Plan of Operation

Our Plan for the Next 12 Months, page 29

15.   In light of your disclosures on page 4 that you need to raise at least 25% of the maximum offering amount "to meet [y]our financial obligations," please revise this section to clarify your business plans should you raise only $40,000 in net offering proceeds.

Directors, Executive Officers, page 33

16.   Please revise to clarify the current role of Andrew Brown with Momentous. You describe Mr. Brown as a former CFO, Secretary and Director, but he is listed as an officer in your table on page 33, while the table excludes your current Secretary, Treasurer and Director Nooroa Ogden. Also, you describe why you believe Mr. Brown is qualified to be a director on page 33, but it is not clear whether Mr. Brown is currently a director of Momentous. Please clarify.

Certain Relationships and Related Transactions, page 37

17.   Please revise to describe the circumstances and details of how the amounts due to your director arose. For example, please revise to identify the director that owed $13,320 as of May 31, 2015, the source of this obligation (i.e. whether the director in question paid for expenses for Momentous directly), how the loan proceeds were used by Momentous, and

the timing and amounts of the funds loaned. Further, please update these related party transactions through the most recent date practicable. Also, please advise us whether the informality and related party nature of this loan hinders your ability to collect these amounts from your director.

18.   Please describe all transactions related to Momentous that were paid out of or into the personal bank account of Mr. Horan or other officers/directors.

19.   Please advise whether you have any promoters, and if so, provide the disclosure called for by Item 404(c) of Regulation S-K. Please refer to Rule 405 of Regulation C. Also, please clarify whether you consider Andrew Brown a promoter of Momentous.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Via E-mail
        W. Scott Lawler, Esq.